December 17, 2007

Mr. John P. Nolan, Accounting Branch Chief
Ms. Joyce Sweeney, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Attn: Mail Stop 4561
Washington, D.C. 20549

Re:	Cullen/Frost Bankers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007
File No. 001-13221

Dear Mr. Nolan and Ms. Sweeney:

   We are writing in response to your letter dated December 6, 2007 regarding our letter dated November 14, 2007 (the "November 14 Letter") with respect to the review of the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2006 of Cullen/Frost Bankers, Inc. (the "Corporation"), which was filed on February 3, 2007, the Quarterly Report on Form 10-Q for the period ended March 31, 2007, which was filed on April 25, 2007 and the Quarterly Report on Form 10-Q for the period ended June 30, 2007, which was filed on July 25, 2007. Our response to your comments are provided below. For your convenience, we have restated the text of the comment.

In providing this response, the Corporation acknowledges that:

w	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings.

w	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

w	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 19 - Operating Segments, page 106

1.

We note your response to comment one of our letter dated October 31, 2007. In your response you indicate that performance assessments and resource allocations are primarily made in conjunction with regional lines of business. Please refer to paragraphs 10-15 of SFAS 131 and tell us the following with respect to your regional lines of business:

	w	describe your management and organization structure;

	w	whether the regional lines of business are considered to be operating segments;

	w	describe the management reports and discrete financial information that your chief operating decision maker regularly reviews; and

	w	describe how resources are allocated and performance is evaluated.

   Response: The Corporation is managed under a matrix organizational structure whereby certain managers who report directly to the chief operating decision maker (the Corporation's CEO) are responsible for specific lines of business and other managers who report directly to the line of business managers are responsible for specific geographic regions. Each line of business overlaps a regional reporting structure. The significant lines of business include banking, financial management group and non-banks. The Corporation reports these three lines of business as operating segments in its consolidated financial statements. Each line of business is led by managers whose performance is measured based on the performance of the line of business. The Corporation also has a regional reporting structure whereby regional managers are responsible for the net contribution of the region to both the operating results of the lines of business and the Corporation as a whole. The regions are primarily based upon geographic location and include Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley, San Antonio and Statewide. Discrete financial information is produced by line of business and separately on a regional basis. This information is reviewed by the chief operating decision maker on a monthly basis. The Corporation is primarily managed based on the line of business structure. The regional reporting structure is primarily a means to scale the lines of business to provide a local, community focus for customer relations and business development. Paragraph 15 of Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of An Enterprise and Related Information," indicates that in a situation where the chief operating decision maker regularly reviews the operating results of overlapping components (products and services versus specific geographic areas), the components based on products and services would constitute the operating segments.

Paragraph 13 of SFAS 131 states that "If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of mangers responsible for them, and information presented to the board of directors." As previously stated, the Corporation is primarily managed based on the line of business structure while the regional reporting structure is primarily a means to scale the lines of business to provide a local, community focus for customer relations and business development. All regions have the same lines of business, which have the same product and service offerings, have similar types and classes of customers and utilize similar service delivery methods. Pricing guidelines for products and services are the same across all regions. Regional managers report to line of business managers who in turn report to the chief operating decision maker. Financial information regarding operating segments is reported to the board of directors in the same line of business format that operating segments are reported in the Corporation's consolidated financial statements. In that regard, financial information regarding geographic regions is not reported to the board of directors.

In light of the foregoing, the Corporation does not consider the separate regions to be reportable operating segments within the context of paragraphs 10-15 of SFAS 131.

2.

If your regional lines of business are considered to be operating segments, please refer to paragraphs 16-24 of SFAS 131 and provide us with an analysis describing how you determined that aggregation into a single reportable segment is appropriate. In your analysis demonstrate how the regional lines of businesses have similar economic characteristics and long-term financial performance by providing us with the financial performance of each regional line of business for the past five years.

Response: As indicated in our response to comment one, the Corporation does not consider the regions to be reportable operating segments within the context of paragraphs 10-15 of SFAS 131.

	*	*	*

Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.

Sincerely,

/s/ Phillip D. Green

Phillip D. Green Group Executive Vice President and Chief Financial Officer